UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For November 30, 2023

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following information is disclosed:

DEALING IN SECURITIES BY EXECUTIVE DIRECTORS, PRESCRIBED OFFICERS AND COMPANY SECRETARY Johannesburg, 30 November 2023. In line with the provisions of the 2018 Harmony Deferred Share Plan, executive directors and prescribed officers of Harmony were awarded deferred shares on 18 September 2023 based on the 5-day volume weighted average price of R83.09 per ordinary share and accepted these awards on 29 November 2023. In addition, in compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, dealing in securities by a prescribed officer is disclosed.
The following transactions are disclosed in relation to the deferred share awards:

1.	Name of director:	PW Steenkamp (Chief Executive Officer)
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in five equal tranches over a five year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	107 359
	Total value of shares awarded:	R8 920 459.31
	Nature and extent of director’s interest:	Direct beneficial

2.	Name of director:	B Lekubo (Financial Director)
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in five equal tranches over a five year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	59 022
	Total value of shares awarded:	R4 904 137.98
	Nature and extent of director’s interest:	Direct beneficial

3.	Name of director:	HE Mashego (Executive Director)
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in five equal tranches over a five year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	52 657
	Total value of shares awarded:	R4 375 270.13
	Nature and extent of director’s interest:	Direct beneficial

4.	Name of prescribed officer:	AZ Buthelezi
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in five equal tranches over a five year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	49 559
	Total value of shares awarded:	R4 117 857.31
	Nature and extent of prescribed officer’s interest:	Direct beneficial

5.	Name of prescribed officer:	BB Nel
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in five equal tranches over a five year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	66 512
	Total value of shares awarded:	R5 526 482.08
	Nature and extent of prescribed officer’s interest:	Direct beneficial

6.	Name of prescribed officer:	MP van der Walt
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in five equal tranches over a five year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	49 559
	Total value of shares awarded:	R4 117 857.31
	Nature and extent of prescribed officer’s interest:	Direct beneficial

	Date of transaction	30 November 2023
	Type of transaction:	On-market sale of ordinary shares
	Class of securities:	Ordinary shares
	Number of shares:	49 000
	Volume Weighted Average price per share:	R116.5766
	Highest sale price:	R117.65
	Lowest sale price:	R116.25
	Total value of shares:	R5 712 253
	Nature and extent of interest	Direct beneficial

7.	Name of prescribed officer:	JJ van Heerden
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in five equal tranches over a five year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	66 151
	Total value of shares awarded:	R5 496 486.59
	Nature and extent of prescribed officer’s interest:	Direct beneficial

8.	Name of company secretary:	SS Mohatla
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in three equal tranches over a three period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	19 737
	Total value of shares awarded:	R1 639 947.33
	Nature and extent of company secretary’s interest:	Direct beneficial

Prior clearance was obtained in respect of the above dealings by the executive directors, prescribed officers and company secretary.

Ends.

For more details contact:

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
30 November 2023

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 30, 2023	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director